Mail Stop 3561

December 7, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Takanobu Ito, President
Honda Motor Co., Ltd.
No. 2-1-1 Minami-Aoyama
Minato-ku Tokyo, Japan 107-8556

> **Re:** **Honda Motor Co., Ltd**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-07628**

Dear Mr. Ito:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief